November 18, 2009
Stephens Investment Conference

Forward Looking Statements & EBITDA
 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’
‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.
 Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’
 useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2008 filed with the
 SEC on March 13, 2009
  EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain
 (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company’s 9% First Preferred Ship Mortgage Notes due 2014.
 We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management’s discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

River
Business
“UABL”
Offshore Supply
Business
“UP Offshore”
Ocean
Business
“Ultrapetrol”
100%
100%
94.45%
➢ 591 barges à over
1.0 million dwt static
capacity
➢ 30 pushboats
➢ Over 40% market
share
➢ 4.3 million tons
loaded in 2008
➢ 6 large PSVs in
operation à 4,200 m2
deck capacity
➢ 6 large PSVs under
construction with
deliveries between 1Q 10
and 1Q 11 à to add 6,240
m2 deck capacity
➢ Consolidated in
Brazilian & North Sea
markets
➢ 5 Product Tankers à
73,000 dwt
➢  4 Capesize / OBO
vessels à 635,000 dwt
Diversified Structure
Ship
Management
“Ravenscroft”
➢ Technical
management for
Ultrapetrol’s vessels as
well as third party
technical and / or
commercial
management
100%

River Business

VENEZUELA
GUYANA
SURINAME
FRENCH GUIANA
COLOMBIA
ECUADOR
PERU
BRAZIL
BOLIVIA
PARAGUAY
CHILE
URUGUAY
ARGENTINA

BOLIVIA
PARAGUAY
BRAZIL
ARGENTINA
URUGUAY
0
200
400
600 M[redacted]es
0
200
400
600 K[redacted]ometers

Wisconsin
Minnesota
[redacted]owa
[redacted]inois
Missouri
Kentucky
Tennessee
Arkansas
Mississippi
Louisiana

➢ Runs over 2,200 miles across the agricultural heartland of South America
 ▪ Comparable in length to the Mississippi system
Corumba
UABL Brazil
Buenos Aires
UABL Argentina
Tres Fronteras
Wanda
Dos Fronteras
San Gotardo
Asunción
UABL Paraguay
Hub
Km 1,200
Mississippi Region
Hidrovia Region
Number of Barges: ~26,500
Number of Barges: ~1,700
Hub
Hub
Hub
Hidrovia System

Corumba
UABL Brazil
Buenos Aires
UABL Argentina
Tres Fronteras
Dos Fronteras
San Gotardo
Asunción
UABL Paraguay
B
A
C
D
A
B
C
D
36 / 42 Barges
16 Barges
16 Barges
8 Barges
➢ UABL operates more efficiently than its
competitors due to a system of hubs
➢ Hubs divide the Hidrovia system in
segments consequently maximizing the
rivers’ capacity and utilizing intensively
the expensive operating assets
(pushboats)
➢ A 36-barge convoy consumes between
25% and 30% more fuel than a 16-barge
one but carries more than twice the
cargoes with basically the same fixed
costs
…and UABL the most efficient inland barging company in Hidrovia

Paraguayan Soybean Seeded Area & Production
Million Hectares & Tons
8
7
6
5
4
3
2
1
0
1.2
2.9
6.9
3.9
2.6
2.6
2.8
6.7
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
Seeded Area
Production
9%
11%
17%
63%
Soybeans & By-Products
Iron Ore
Petroleum Products
Other

Very Strong Long Term Fundamentals
10-year Seeded Area CAGR = 9%
Source: USDA
7.2
➢ Soybean Production in Paraguay has grown significantly
for the last decade in line with the expansion of seeded area
à Important extensions of land still available for further
growth
➢ In the absence of droughts, Paraguayan crop in 2009 would
have been significantly higher à For 2010 USDA estimates a
production of 6.7 million tons
➢ Iron ore growth prospects linked to international economic recovery à several projects under study to significantly
increase production in Corumbá if demand increases
UABL loaded 4.3 million tons in 2008
Original USDA
estimate for 2009
➢ Getting ready for 2010:
✓ Re-engining project underway
- Two first large fuel-propelled pushboats operational by
1Q 2010
- Price differential between heavy fuel and diesel
reduces fuel costs
- Increases navigation speed à Reduces round trip
duration
✓ Re-bottoming program in progress à expect to
achieve maximum operational capacity of fleet by 1Q
2010
✓ New Yard for building barges

Estimated Age Profile of Hidrovia
Fleet in 5 years
# of Barges
800
600
400
200
0
0-10
20-10
20-30
30-35
+35
Age

2009 - 2012 39% expected increase
DWT
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2009
2010E
2011E
2012E
2009 Capacity
Barge building (cumul.)

8

Large Capacity Renewal Required in the Medium term
Ultrapetrol’s New Shipyard
Possible River Fleet Growth
➢ Unique in its kind in South America à will build Jumbo barges
(2,500 dwt.) for nearly 40% less than alternative cost
➢ Automated technology reduces significantly man-hours per
barge à we estimate 3,500 man-hours per barge vs. 24,000 man-
hours in local yards (traditional method)
➢ Welding has commenced last week on a trial basis - full
production stage before year end
- Initial trials have provided satisfactory results
- Reduced steel prices should result in lower costs per unit produced
➢ Also suited for building Product Tankers of up to 17,000 dwt
➢ Hidrovia fleet is predominantly old and will require substantial replacement in the next 5 years
607
289
269
511 belong to
competitors
➢ In current financial environment it is
unlikely that smaller companies may obtain
financing for fleet renewal
➢ Adding capacity by means of importing
barges from the U.S. has become very
expensive and inefficient

1,005,000
1,395,000
235
52
➢ We expect to add 52 Jumbo barges (2,500 dwt.) per year at
full production

Offshore Supply Business

➢ Petrobras announced revised 5-yr CAPEX (Jan-09): US$ 175 Bn basis WTI @ US$ 42 / bbl
 ▪ represents 55% increase from prior 5-yr CAPEX made public in 2008
 ▪ US$ 48 Bn to go to new projects, of which US$ 28 Bn are “pre-salt” ultra deep water drilling
➢ Petrobras recently approved a plan to lease 28 new Brazilian-built deepwater rigs for its pre-salt offshore expansion à estimated additional 1.8mm bbls / day production by 2013
 ▪ Expected to double its OSV chartered fleet by 2012 to service new rigs’ needs
➢ Our fleet is particularly suited for deep water drilling
 ▪ Four out of our six PSVs fixed with Petrobras for long term charters (3 / 4 years) at attractive rates
 ▪ Remaining two PSVs participating in a tender for further long term charters with Petrobras
Attractive Prospects on the Offshore Supply Business

Vessel Name	Deck Area	Year Built	Market
UP Esmeralda	840 m^2	2005	North Sea
UP Safira	840 m^2	2005	North Sea
UP Agua-Marinha	840 m^2	2006	Brazil
UP Topazio	840 m^2	2006	Brazil
UP Diamante	840 m^2	2007	Brazil
UP Rubi	840 m^2	2009	Brazil

Vessel Name	Deck Area	Expected Delivery	Built in
UP Jasper	1,020 m^2	1Q 2010	China
UP Turquoise	1,020 m^2	1Q 2010 / 2Q 2010	China
Indian PSV 1	840 m^2	3Q 2010	India
Indian PSV 2	840 m^2	4Q 2010	India
Indian PSV 3	840 m^2	4Q 2010	India
Indian PSV 4	840 m^2	1Q 2011	India

Very Modern and Homogeneous Fleet
In Operation
Under Construction

35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
$ / Day
22,446
23,650
22,387
19,879
24,524
FY 07
FY 08
Q1 09
Q2 09
Q3 09

35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
$ / Day
27,818
16,059
FY 08
First 9 months 2009

(1)Company calculations / data
(2) Includes income related to delay and loss of hire insurances - basis calendar days
(3) Average Earnings for first 9 months 2009 does not include gains related to currency swap effect
(4) TC contracts for our 4 PSV’s operating in Brazil for Petrobras include a portion (around 30% of the TC contact) which is denominated in Brazilian Reais. The TC rates expressed are the ones which prevailed as of the date of the agreements
UP Brazil Fleet Daily Average Time Charter (1),(2)
➢ Currently have 4 vessels operating in Brazil under long term charters with Petrobras at attractive rates
✓ Recently re-negotiated and extended contracts for UP Agua-Marinha and UP Diamante for 3 years
✓ UP Rubi was received from yard during the 3Q 09 and commenced its 4-year time charter with Petrobras
✓ UP Topazio was repositioned to Brazil from the North Sea. Vessel started on October 09 its 3-year time charter with Petrobras
➢ TC Rate for UP Rubi around $34,000 / day (less possible initial penalty of $1.5 million due to late delivery of the vessel) and other 3 vessels operating in Brazil at an average TC rate of around $ 28,000 / day (4)
➢ Possibly repositioning our 2 North Sea vessels UP Esmeralda and UP Safira to Brazil
Consolidating our presence in Brazil
UP North Sea Fleet Daily Average Time Charter (1),(2),(3)
Weaker Earnings in the NS in 2009 are corrected by
transfering vessels to other markets

Ocean Business

➢ Demand is led by major oil companies à stable
➢ Distribution of products normally done by smaller
chemical / product crude coastal vessels
➢ Reduced exposure to the spot market à long term
charters with major international oil companies
➢ Current fleet in Argentina will need replacement à
Over 15 vessels with average age near 30 years
Positioned for Growth in the South American Tanker Market
➢ Ultrapetrol has been consolidating its leading presence in the South American coastal market with a very modern fleet
 ▪ Suited for the highest quality standards à all 5 vessels are double hulled and inert gas equipments have recently been (are being) installed
➢ Wide range of possibilities à from Small Chemical Tankers to Panamax Tankers
➢ Medium term target of 10 vessels in Argentina, Chile and Brazil à Strategy is to gradually replace competitors’ single hull aged vessels through opportunistic acquisitions or bareboats

Capesize Fleet Gross Profit Contribution(1)
$ Million
90
80
70
60
50
40
30
20
10
0
16.6
24.3
79.8
48.5
31.4
2006
2007
2008
2009Est.
2010Est.

BFA curve as of 6-nov-09
USD/day
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
Actual
Future Curve
2-Dec-08
13-Jan-09
16-Feb-09
20-Mar-09
27-Apr-09
2-Jun-09
6-Jul-09
7-Aug-09
11-Sep-09
15-Oct-09
Nov-09
Nov-09
Dec-09
Cal-2010
Cal-2011
Cal-2011
Cal-2012

(1) Please refer to slide 19 in our "Fourth Quarter and Fiscal 2008 Earnings Presentation" filed as 6-K with SEC on March 13, 2009 for 2006-2008 figures

Capesize Fleet Overview & Outlook
3 Ships
3.1 Ships
4 Ships
4 Ships
3 Ships
(2) As from November 2009 - Basis 4 vessels in 2009 and 3 vessels in 2010
(3) GPC may be higher if our Capesize fleet operates 4 vessels in 2010. Current estimate used for the calculation is 2010 BFA Curve as of 6-Nov-09
Industry overview:
➢ Capesize market has showed a substantial increase in 4CTC levels which if sustained will benefit our
Capesize fleet in 1Q 10 when our vessels complete their scheduled COA employments
➢ Calendar 2010 is currently quoted @ $32,000 / day which shows underlying strength to the market
➢ Increasing cancellations and deletions may partially mitigate oversupply
➢ Fully covered for currently available Capesize fleet days for the remaining of 2009 and approximately 66% for
2010 (2)
(3)
4 Capesize Time Charter Route Average

(All figures in $ millions)	4Q 2009	2010
River Business		
Re-engining & Re-powering Project	11.9	5.3
Barge Building	2.4	17.5
Barge Re-bottoming	2.2	7.8
Total River Business	16.5	30.6
Offshore Supply Business		
4 PSVs Construction in India		30.8
2 PSVs Construction in China	10.5	11.6
Total Offshore Supply Business	10.5	42.4
Ocean Business		
Dry docks (Capesize fleet)	2.4	5.3
Total Ocean Business	2.4	5.3
Ultrapetrol Total Capital Expenditures	29.4	78.3

➢ 4Q 2009-2010 Total CAPEX = $107.7 million
➢ Cash & Cash Equivalents as of September 30, 2009: $41.9 million
➢ Undrawn portion of DVB / Natixis Financing as of September 30, 2009: $69.5 million
➢ Undrawn new BNDES financing: $18.7 million
➢ Additional leverage capacity:
 • Chinese PSV’s newbuildings not mortgaged to any financing
This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
CAPEX Program

Summary Financials

(In $ 000's)	9 months to 30-Sep-09	FY 2008
Revenues	$171,169	$303,575
Voyage Expenses	(45,987)	(75,290)
Running Costs	(58,942)	(89,186)
D&A	(30,653)	(38,620)
G&A	(17,916)	(24,396)
Other Operating Income	1,093	6,513
Operating Income	18,764	82,596
Financial Expense & Other Financial Income	(16,359)	(30,542)
Financial Income	287	1,156
Gain on Derivative Instruments, net	241	8,816
Investment in Affiliates	37	(442)
Other, net	(600)	(558)
Income Taxes	(4,728)	4,173
Noncontrolling Interests in Subsidiaries	(26)	(1,228)
Income from continuing operations	(2,384)	$63,971
EPS (In USD), from cont. operations	($0.08)	$1.99
Income (loss) from discontinued operations	(1,268)	(16,448)
Net Income	($3,652)	$47,523
EPS (In USD)	($0.12)	$1.48
EBITDA[1]	$49,495	$116,859
Non-Cash (Gains) on FFAs		(6,311)
Cash losses / Settlements on FFAs already accounted for in our Dec 31, 2007 Financial results		(5,408)
Income Tax on Exchange Variance Provision[1]	5,068	(4,979)
Provision for possible one-time penalty on *UP Rubi* time charter	1,500	
Adjusted EBITDA	$50,995	$105,140
Adjusted Net Income	$2,916	$30,825
Adjusted EPS	$0.10	$0.96

Income Statement
(1) Reconciliations of EBITDA and Adjusted EBITDA to US GAAP measures are available on the Appendix to the presentations of FY 2008, 1Q 2009,
2Q 2009 and 3Q 2009, all of them filed with the US SEC

(In $ 000's)	At September 30, 2009	At December 31, 2008	% Change
ASSETS			
Cash & Cash Equivalents	$41,854	$105,859	-60%
Accounts Receivables	20,577	17,782	16%
Other Current Assets	59,853	84,271	-29%
TOTAL CURRENT ASSTES	122,284	207,912	-41%
Vessels and Equipment, Net	593,564	552,683	7%
Noncurrent Other Receivables	20,743	36,551	-43%
Noncurrent Restricted Cash	1,181	1,170	1%
Other Noncurrent Assets	27,056	26,743	1%
TOTAL ASSETS	$764,828	$825,059	-7%
LIABILITIES			
Accounts Payable	12,649	21,747	-42%
Accrued Interest	6,865	2,567	167%
Current Portion of Long-term Financial Debt	21,460	43,421	-51%
Other Current Liabilities	4,967	4,431	12%
TOTAL CURRENT LIABILITIES	45,941	72,166	-36%
Long-term Financial Debt	368,456	369,519	0%
Deferred Income Tax Liability	11,930	6,515	83%
Noncurrent Other Payables	-	-	
UPB Stockholder's Equity	333,505	371,889	-10%
Noncontrolling interest	4,996	4,970	1%
TOTAL LIABILITIES	$764,828	$825,059	-7%

Balance Sheet

➢ Our River Business has been affected in 2009 by the prolonged drought, the worst in the last 70 years
➢ Offshore results affected in 2009 by lower earnings in the North Sea partially corrected by the repositioning of one vessel back to Brazil where 4 vessels have been chartered long term at attractive rates
➢ Outlook for 2010 remains strong:
✓ Rainfall has now normalized. For 2010 USDA estimates a production of 6.7 million tons
✓ Our Offshore Supply Business will probably operate 6 vessels in Brazil
✓ Stable cash flow from our Product Tanker fleet operating in South America
✓ Over $30 million GPC expected for our capesize fleet in 2010, basis 3 ships
➢ Not affected by credit crunch à no covenant breaches nor refinancing risk; no significant repayments until 2014, when our $ 180.0 million, 9% Senior Notes are due
➢ Our diversified structure helps to reduce cash flow volatility and consequently allows us to maintain a long-term investment strategy
Conclusions